VIA e-Mail and EDGAR

April 11, 2012

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

RE:	Lincoln Variable Insurance Products Trust (the “Trust”) – LVIP Protected Profile Conservative Fund, LVIP Protected Profile Moderate Fund, and LVIP Protected Profile Growth Fund (each a “Fund,” and collectively, the “Funds”)
File Nos.: 811-08090 and 033-70742
Post-Effective Amendment Nos. 123 (1940 Act) and 121(1933 Act)
Date Filed: January 24, 2012

Dear Mr. Zapata:

This letter responds to your comments of March 12, 2012 regarding the above-referenced filing.

Comment 1.  Please confirm that the Fund names on the front cover page of each Prospectus are, and will continue to be, the same as the EDGAR identifiers associated with the Prospectus.

Response:  We can confirm that the series and class identifiers on the front cover pages of each Fund Prospectus are correct.

Comment 2:  To the extent that each Fund distributes a Summary Prospectus, please include a copy of the legend.

Response:  The following legend will be included in each Summary Prospectus:

“Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at (or www.LincolnFinancial.com/lvipservice for Service class shares). You can also get this information at no cost by calling 877- ASK LINCOLN (877-275-5462) or by sending an e-mail request to callcenter@LFG.com. The Fund’s prospectus and statement of additional information, both dated April 30, 2012, and most recent report to shareholders, dated December 31, 2011, are all incorporated by reference into this Summary Prospectus.”

Mr. Alberto Zapata, Esq.

Securities and Exchange Commission

Comment 3.  On the facing sheet, please include: (1) the proximate date of the offering, and (2) the title of the securities.

Response:  We have completed the facing sheet as required by Form N-1A, including the statement that the Trust is making a 485(b) filing with a designated effective date of April 30, 2012.

Comment 4.  On the cover page, please confirm each Fund’s exchange ticker symbol, or the fact that a Fund does not have a ticker symbol.

Response:  The Funds are not publicly traded and they therefore do not have exchange ticker symbols.

Comment 5.  Because the Funds include “Protected” in their name, please disclose that the Funds’ “protection” sub-strategy is separate and distinct from the insurance product.

Response:  We have added the following sentence in the “Principal Investment Strategies” and “Investment Objective and Principal Investment Strategies” sections:

“The protection sub-strategy is separate and distinct from any riders or features of your insurance contract.”

Comment 6.  Please confirm that each Fund’s principal risks relate to a principal investment strategy of the Fund.

Response:  We can confirm that each Fund’s principal risks relates to a principal investment strategy of the Fund.

Comment 7.  Please include any necessary details about an underlying fund’s use of derivatives to the extent that such use represents a Fund’s principal investment strategy. Please also disclose the portion of each Fund’s assets in derivatives that will be used as a hedging mechanism, for speculation, or as a substitute for investment in conventional securities. As appropriate, each Fund should include disclosure that describes its derivatives-related strategies and risks. The Staff hereby references the Letter to the Investment Company Institute from Barry D. Miller, Associate Director of the Securities and Exchange Commission Office of Legal and Disclosure (July 30, 2010).

Response:  Each Fund has included disclosure regarding its derivatives-related strategies and risks. The “Principal Investment Strategies” and the “Investment Objective and Principal Investment Strategies” sections of each Fund’s Prospectus include a detailed description of each Fund’s use of hedging instruments, including exchange-traded futures and currency futures. The Funds’ Prospectuses describe the strategies that require derivatives, as well as the attendant risks.

Mr. Alberto Zapata, Esq.

Securities and Exchange Commission

Comment 8.  Please confirm that each Fund’s principal risks reflect the principal risks of the underlying funds.

Response:  We can confirm that each Fund’s principal risks include the principal risks of the underlying funds.

Comment 9.  Page 3 of each Prospectus states that the Fund’s performance will be compared to a custom benchmark calculated by the Fund’s adviser, Lincoln Investment Advisors Corporation (“LIA”), which includes a portion allocated to the “MSCI EAFE Index (net dividends).” Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) require an appropriate broad-based securities market index to reflect the reinvestment of dividends on securities in the index. Please explain why the Fund’s use of an index that is net of dividends is appropriate.

Response:  The custom benchmark calculated by LIA is an additional index, and supplements the broad-based securities market index required by Item 4(b)(2)(iii) of Form N1-A. We have revised the reference to the MSCI EAFE Index to reflect the full name of the relevant index, which is “MSCI EAFE Index NR,” which includes dividends that are net of foreign withholding taxes.

Comment 10.  In the Fund Performance chart, please consider adding a negative sign to the numbers rather than using parenthesis as this is more consistent with plain English.

Response:  We have considered this and intend to implement this change as operational systems permit.

Comment 11.  In the “Principal Risks” section in the Statutory Prospectus, please separate “Value Stocks Risk” and “Growth Stocks Risk.”

Response:  We revised the disclosure in accordance with this comment.

Comment 12.  In the “Principal Risks” section in the Statutory Prospectus, please separate “Interest Rate Risk,” “Credit Risk,” and “Call Risk.” Also, please note that fixed income securities are bonds.

Response:  We revised the disclosure in accordance with these comments.

Comment 13.  In the “Principal Risks” section of the Statutory Prospectus, please consider adding “Foreign Currency Risk.”

Response:  In the “Principal Risks” section of each Statutory Prospectus, we separated the existing “foreign currency risk” disclosure (that was included within “foreign securities risk”) and included it as a separate risk.

Mr. Alberto Zapata, Esq.

Securities and Exchange Commission

Comment 14.  Please confirm that portfolio turnover has been updated for calendar year 2011.

Response:  We can confirm that the portfolio turnover disclosure has been updated.

Comment 15.  In Part C, if agreements, consents, or other documents are not included, please indicate that they are not available and indicate that they will be filed later (Item 28 of Form N-1A).

Response:  Part C for these Funds will include the requested statements if the noted items are not included.

Comment 16.  Tandy Representations:

Response:  In regards to the referenced filing, the Funds acknowledge the following:

—	The Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

—	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

—	The Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 260-455-6918 with any further questions or comments. Thank you for your assistance.

Very Truly Yours,

/s/ Colleen E. Tonn
Colleen E. Tonn
Senior Counsel

cc: Jill R. Whitelaw, Chief Counsel – Funds Management